

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 13, 2013

<u>Via E-mail</u>
Mr. Robert F. Hull Jr.
Chief Financial Officer
Lowes Companies, Inc.
1000 Lowe's Blvd.
Mooresville, NC 28117

>   **Re: Lowes Companies, Inc.**
>   **Form 10-K for Fiscal Year Ended February 1, 2013**
>   **Filed April 2, 2013**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 15, 2013**
>   **File No. 1-7898**

Dear Mr. Hull:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proxy Statement for the 2013 Annual Meeting</u>

1.   We draw your attention to comment one of our letter dated July 6, 2010. Please indicate in future filings where actual total annual compensation amounts fall relative to your benchmarked levels, and to the extent amounts fall significantly above or below those targeted amounts, please discuss the reasons for such variance. In this regard, we note that in your Pay for Performance chart on page 30, the past fiscal year is represented by two points, one of which is outside the indicated range of reasonable pay outcomes. Please show us in your supplemental response what this additional disclosure would look like based on the total annual compensation amounts that your named executive officers earned in 2012.

Executive Officer Compensation, page 20

2012 Stock Awards, page 28

2.   In future filings, please present the rationale underlying the mix of long-term compensation. Please see Item 402(b)(2)(iii) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Leland Benton at (202) 551-3791, if you have questions regarding our comments and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief